Exhibit 21.1

Subsidiaries of American Rebel Holdings, Inc.

As of December 31, 2025

Name of Subsidiary	State/Country of Incorporation	Percentage Ownership	Status
American Rebel, Inc.	Nevada-USA	100%	Operating
American Rebel Beverages, LLC	Nevada-USA	100%	Operating
Champion Safe Company, Inc.	Utah-USA	100%	Operating
Superior Safe, LLC	Utah-USA	100%	Operating
Safe Guard Security Products, LLC	Utah-USA	100%	Operating
Champion Safe De Mexico, S.A. de C.V.	Mexico	98%	Operating